July 29, 2009
VIA EDGAR
Mr. John Cash
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington D.C. 20549

RE:	Alion Science and Technology Corporation (the “Company”)
Form 10-K for Fiscal Year Ended September 30, 2008
Form 10-Q for the Quarter Ended December 31, 2008
Form 10-Q for the Quarter Ended March 31, 2009
File No. 333-89756
Dear Mr. Cash:
     With respect to the above captioned filings, we enclose the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the comment letter dated July 14, 2009. For convenience, we have included the Staff’s comments as presented in the comment letter.
Form 10-K for the year ended September 30, 2008
Summary of Critical Accounting Policies
Goodwill and Intangible Assets and Redeemable Common Stock, page 47
1. We note the additional information you provided in your response to prior comment 2 and your proposed future disclosures. However, in light of the significance of your goodwill, we continue to believe that you should provide a qualitative and quantitative description of the material assumptions you used to assess goodwill impairment. It appears to us that without quantifying and disclosing the material assumptions underlying your discounted cash analyses, it would be difficult for readers of your financial statements to fully understand and evaluate your proposed sensitivity disclosures. Your disclosures should address if and how your assumptions and methodologies used to evaluate goodwill in the current year changed since the prior year and should highlight the impact of any such changes. Also, you should disclose any other material and useful information that you gather and analyze regarding the risks of recoverability of your goodwill.
     Beginning with its next quarterly report on Form 10-Q to be filed on or before August 14, 2009, the Company will provide the following disclosure and will update this disclosure as appropriate in subsequent filings to reflect the Staff’s comments and requested disclosures.

Goodwill and Intangible Assets
     The Company accounts for goodwill and other intangible assets in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Alion is required to review goodwill at least annually for impairment or, more frequently if events and circumstances indicate goodwill might be impaired. The Company performs its annual review at the end of each fiscal year. Alion is required to recognize an impairment loss to the extent that its goodwill carrying amount exceeds fair value. Evaluating any impairment to goodwill involves significant management estimates. To date, these annual reviews have resulted in no adjustments.
     The Company operates in one segment and tests goodwill at the reporting unit level. Management has identified three reporting units for the purpose of testing goodwill for impairment. The reporting units are based on administrative organizational structure and the availability of discrete financial information consistent with the requirements of paragraphs 30- 36 of SFAS 142. Each reporting unit provides a similar range of scientific, engineering and analytical services to departments and agencies of the U.S. government and commercial customers. The Company employs a reasonable, supportable and consistent method to assign goodwill to reporting units expected to benefit from the synergies arising from acquisitions. Alion determines reporting unit goodwill in a manner similar to the way it determines goodwill in a purchase allocation by using fair value to determine reporting unit “purchase price”, assets, liabilities and goodwill, in accordance with SFAS No. 141R, Business Combinations. Reporting unit residual fair value after this allocation is the implied fair value of reporting unit goodwill. The Company’s reporting units remained consistent in structure for all periods presented. From September 2007 to September 2008, goodwill increased by approximately $2.9 million for contingent consideration recognized for earlier acquisitions. There were no changes to goodwill in the nine months ended June 30, 2009. The Company allocated changes in goodwill carrying value to reporting units based on acquisitions attributable to each unit’s current structure.
     The Company performs its own independent analysis to determine whether goodwill is potentially impaired. The Company performs discounted cash flow and market-multiple-based analyses to estimate the enterprise fair value of Alion and its reporting units and the fair value of reporting unit goodwill in order to test goodwill for potential impairment. Management independently determines the rates and assumptions it uses to perform its goodwill impairment analysis. Management compares forecast revenue to contract backlog and proposal backlog to assess the probability of future contracts and revenue and to evaluate the recoverability of goodwill. September 2008 contract backlog was more than six times trailing twelve month revenue.
     Alion’s cash flow analysis depends on several significant management inputs and assumptions. Management uses observable inputs, rates and assumptions generally consistent with those used by the independent third party to prepare the valuation report for the ESOP Trustee. Management’s cash flow analysis includes the following significant inputs and assumptions: estimated future revenue and revenue growth; estimated future operating margins and EBITDA; observable market multiples for comparable companies; and a discount rate consistent with a market-based weighted average cost of capital. Management includes EBITDA in its analysis in order to use publicly available valuation data.

     In the Company’s most recent impairment testing, market multiples for trailing twelve month EBITDA for comparable companies (publicly traded professional services government contractors) ranged from a low of 9.4 to a high of 16.7, with a median value of 12.4. Market multiples for trailing twelve month revenue ranged from a low of 0.72 to a high of 1.75, with a median value of 1.02. Management used median market multiples and a weighted average cost of capital rate of 12% derived from market-based inputs, the tax-effected interest cost of Alion’s outstanding debt and a hypothetical market participant capital structure. Management estimates future years’ EBITDA based on Alion’s historical adjusted EBITDA as a percentage of revenue. Consistent with industry norms, Management estimated future revenue would grow 7%-10% annually. Prior year market multiples for trailing twelve month EBITDA for comparable professional services government contractors ranged from a low of 8.1 to a high of 12.4, with a median value of 9.7. Prior year market multiples for trailing twelve month revenue ranged from a low of 0.88 to a high of 1.59, with a median value of 1.09. The prior year weighted average cost of capital rate was 12.5% derived from market-based inputs, the tax-effected interest cost of Alion’s outstanding debt and a hypothetical market participant capital structure. There were no changes to the methods used to evaluate goodwill in prior periods. Changes in one or more inputs could materially alter the calculation of Alion’s enterprise fair value and thus the Company’s determination of whether its goodwill is potentially impaired. A hypothetical 10% increase or decrease in the weighted average cost of capital rate at September 30, 2008 would have produced a corresponding approximate 3% decrease or increase in estimated enterprise value. Discounted cash flow enterprise value at September 30, 2008, exceeded market-multiple based enterprise value by approximately 6%.
     Management reviews the Company’s internally computed enterprise fair value to confirm the reasonableness of the Company’s analysis and compares the results of its independent analysis with the results of the independent third party valuation report prepared for the ESOP Trustee. Management compares each reporting unit’s carrying amount to its estimated fair value. If a reporting unit’s carrying value exceeds its estimated fair value, the Company compares the reporting unit’s goodwill carrying amount with the corresponding implied fair value of its goodwill. If the carrying amount of reporting unit goodwill exceeds its fair value, the Company recognizes an impairment loss to the extent that the carrying amount of goodwill exceeds implied fair value.
     Alion completed its most recent goodwill impairment analysis in the fourth quarter of fiscal year 2008 and concluded no goodwill impairment existed as of September 30, 2008. As of September 30, 2008, the estimated fair value of each reporting unit substantially exceeded its carrying value. Given the results of the Company’s impairment testing under step one; it is unlikely that a reasonably likely change in assumptions would have triggered an impairment. A hypothetical 10% decrease in fair value would not have resulted in impairment to goodwill for any reporting unit or triggered the need to perform additional step two analyses for any reporting unit.
     There were no significant events in the nine months ended June 30, 2009, that indicated impairment to goodwill as of June 30, 2009. Intangible assets are amortized as economic benefits are consumed over their estimated useful lives.
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     Please see the Company’s Form 10-Q for the quarter ended June 30, 2009, which will be filed on or before August 14, 2009, for such new disclosure.
     In connection with our responses to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call the undersigned at (703) 918-4484 with any questions. We appreciate the staff’s efforts with respect to our filings.
Sincerely,
/s/ Michael Alber
Alion Science and Technology Corporation
Michael Alber
Senior Vice President,
Chief Financial Officer and Treasurer

cc:	Mindy Hooker, Staff Accountant, Securities and Exchange Commission
Anne McConnell. Senior Staff Accountant, Securities and Exchange Commission
Bahman Atefi, Chairman and CEO, Alion
James Fontana, Senior Vice President and General Counsel, Alion
Marc Paul, Baker & McKenzie LLP
Michael Condro, Deloitte & Touche, LLP